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                        SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549
                                 SCHEDULE  13D
                                (Rule  13d-101)
          INFORMATION  TO  BE  INCLUDED  IN  STATEMENTS  FILED  PURSUANT
        TO  RULE  13d-1(a)  AND  AMENDMENTS  THERETO  FILED  PURSUANT  TO
                                 RULE  13d-2(a)

                                (Amendment  No.__)
                               Cetalon Corporation
--------------------------------------------------------------------------------
                                (Name  of  Issuer)

                          Common  Stock,  par  value  $0.0001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                    15718P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP  Number)

                              M. Richard Cutler
                              Cutler Law Group
                              610 Newport Center Dr., Suite 800
                              Newport Beach, CA 92660
                              (949) 719-1977
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                               January 19, 2002
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/98)
                          (Continued  on  following  pages)

                               (Page 1 of 5 Pages)

 CUSIP  No.  15718P 10 5               13D                   Page  2 of 5 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     Gentrust Finance S.A.
_______________________________________________________________________________
 2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
 3    SEC  USE  ONLY

________________________________________________________________________________
 4    SOURCE  OF  FUNDS*

   SC
________________________________________________________________________________
 5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
      PURSUANT  TO  ITEMS  2(d)  OR  2(e)                             [_]

________________________________________________________________________________
 6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

   Switzerland
________________________________________________________________________________
 7    SOLE  VOTING  POWER  -0-

_____________________________________________________________
 8    SHARED  VOTING  POWER  6,889,736

_________________________________________________________________
 9    SOLE  DISPOSITIVE  POWER  -0-

________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

6,889,736
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

6,889,736
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

51%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*

CO
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  15718P 10 5               13D                   Page  3 of 5 Pages
________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

   Elwood Sprenger
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*

                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC  USE  ONLY

________________________________________________________________________________

4    SOURCE  OF  FUNDS*

  SC
________________________________________________________________________________

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

 United States
________________________________________________________________________________
7    SOLE  VOTING  POWER

-0-
    _____________________________________________________________
8    SHARED  VOTING  POWER

6,889,736
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

-0-
____ ____________________________________________________________
10   SHARED  DISPOSITIVE  POWER

6,889,736
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

6,889,736
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

51%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*

IN
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.   15718P 10 5               13D                   Page  4 of 5 Pages

________________________________________________________________________________
Item  1.  Security  and  Issuer.

Common Stock, par value $0.0001, of Cetalon Corporation, a Nevada corporation, 16510 Aston, Irvine, CA 92606

________________________________________________________________________________
Item  2.  Identity  and  Background.

     This Statement is being filed by Gentrust Finance S.A., a Swiss corporation ("Gentrust") and Elwood Sprenger ("Sprenger") with respect to shares (the "Shares") of common stock owned by Gentrust. Gentrust and Elwood Sprenger may be deemed to be a group for purposes of this Schedule 13D. Gentrust and Sprenger are jointly referred to herein as the "Reporting Persons."

     At the time of the transaction, Mr. Sprenger was the CEO of Logic Nutrition, Inc., a nutritional and health food supplier located in Southern California. Subsequent to the transaction, Mr. Sprenger was appointed as CEO of the Issuer and resigned as CEO of Logic. Mr. Sprenger is citizen of the United States. Mr. Sprenger is the sole officer and director of Gentrust and may be deemed to be the beneficial owner of Gentrust.

     Gentrust, a Swiss corporation, is principally engaged in the investment business. Its principal executive offices are located at 16510 Aston Irvine, CA 92606.

     During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding. During the last 5 years, neither Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

CUSIP  No.   15718P 10 5               13D                   Page 5 of 5 Pages


_______________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     The Reporting Persons obtained beneficial ownership of the shares of Cetalon Corporation reflected herein as a result of the Strategic Relationship Agreement entered into between Cetalon and Logic Nutrition, Inc.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

     The Reporting Persons have acquired the Shares with the view towards restructuring management of the company as well as for investment purposes. In accordance with the Strategic Relationship agreement entered into between Cetalon and Logic, Logic was granted the right to appoint a controlling majority of Cetalon's Board of Directors. Additionally, Sprenger was appointed as Cetalon's Chief Executive Officer.

________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


     Of the 13,644,379 shares of Cetalon Corporation common stock issued and outstanding, the Reporting Persons have shared dispositive and shared voting power over 6,889,736 shares, or approximately 51% of the total shares.

     On January 9, 2002 and January 11, 2002, Mr. Sprenger received an aggregate of 214,286 shares of common stock from the issuer in exchange for consultant services rendered on behalf of Logic Nutrition, Inc. These shares were sold between January 11, 2002 and January 24, 2002 for aggregate proceeds of $75,523.13

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On January 19,2002, Cetalon entered into a Strategic Relationship Agreement with Logic Nutrition, Inc. As Logic's nominee, Gentrust became the beneficial owner of 6,889,736 shares of Cetalon's common stock. In connection with the agreement, Sprenger was appointed as Cetalon's Chief Executive Officer and Logic was granted the right to appoint a controlling majority of Cetalon's Board of Directors.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

Strategic Relationship Agreement (incorporate by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on February 22, 2002.

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 16, 2002
                                        --------------------
                                              (Date)


                                        /s/ Elwood Sprenger
                                        ----------------------------------------
                                            (Signature)


                                        Gentrust Finance S.A

                                        /s/ Elwood Sprenger
                                        ----------------------------------------
                                        By: Elwood Sprenger
                                        Its: President



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).